January 19, 2007

VIA FACSIMILE
Jennifer R. Hardy, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Solar Thin Films, Inc.
Follow Up Response to Response Letters Dated January 5, 2007 and January 17, 2007
File No. 333-136060

Dear Ms. Hardy:

This firm is counsel to Solar Thin Films, Inc. (the “Company”) in the above- referenced matter. Below, please find the Company’s additional response to comment 2 as you have verbally requested.

Comment 2

After further review, the Company believes its predecessor, American Global United, Inc. (“AUGI”) incorrectly accounted for the March 16, 2006 placement of its $1,250,000 of debt (“March 2006 financing”).

On March 16, 2006, AUGI issued $1,250,0001  of non-interest bearing secured notes payable maturing in March 2009. In addition, AUGI agreed to issue to the note holders, as additional compensation 625,0002  shares of restricted common stock, and 625,0003  warrants to acquire common stock expiring in 5 years with an exercise price of $1.20 per share. The warrants did not contain registration rights and qualified for equity treatment under EITF 00-19, paragraphs 12-32. AUGI did not issue the additional consideration (the shares and the warrants) to the note holders.

Since the notes were non-interest bearing, upon their issuance, AUGI calculated an imputed interest amount equal to $265,000, to be ratably accreted over the three year term of the notes.

The notes did not contain any conversion rights.

On May 18, 2006, the notes were modified to include the following:

•	The holders received an aggregate of 1,000,000 shares of the Company’s restricted common stock in place of the previously agreed upon 625,000 shares

•	Granted the note holders the right to convert unpaid principal to the Company’s common stock at an amount equal to $1.00 per share.

_______________________
1 Originally disclosed as $1,235,000 per Form 8-K dated March 16, 2006 and filed on March 23, 2006 ; increased to final proceeds received of $1,250,000
2 Originally 617,500 shares ; adjusted to 625,000 shares as a result of additional loan proceeds received
3 Originally 617,500 warrants ; adjusted to 625,000 warrants as a result of additional loan proceeds received

AUGI determined the modifications to the debt were substantial and in accordance with EITF 96-19, treated the transaction as if the original debt was extinguished and new debt was issued.

Based upon the March 2006 financing being accounted for as newly issued convertible debt, the Company has calculated the beneficial conversion feature, warrants issued, common shares issued and corresponding debt discount in accordance with EITF 00-27 and 98-5 at the date of modification (May 18, 2006). The Company has agreed to prepare and file amended quarterly reports on Form 10QSB’s for the periods ended June 30, 2006 and September 30, 2006 correcting the error.

Included and made part of this response is Exhibit C setting forth the computations of the beneficial conversion feature warrants issued, common shares issued and corresponding debt discount recognized in connection with modified March 2006 financing as well as the June 2006 financing.

***
Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

Sincerely,

/s/ Stephen M. Fleming

Stephen M. Fleming

May 2006 Re-Financing
Date	Proceeds		FMV of Stock	Shares Common Stock Issued	FV of Common Stock Issued	Fair Value of Notes	Number of Warrants	Fair Value of Warrants	Conversion Price of Note	Convertible into # of Shares
5-18-2006	1,250,000		1.20	1,000,000	1,200,000	1,250,000	625,000	557,750	1.00	1,250,000
	1,250,000		1.20	1,000,000	1,200,000	1,250,000	625,000	557,750	1	1,250,000

Relative Fair Values:
Notes		1,250,000	42%
Stock		1,200,000	40%
Warrants		557,750	19%
		3,007,750	100%

Allocation of Proceeds:
Notes		519,491
Stock		498,712	Debt Discount - attached stock:		498,712
Warrants		231,797	Debt Discount - attached warrants:		231,797
		1,250,000

Allocated proceeds of notes		519,491
Number of shares to be received on conversion		1,250,000
Effective conversion price		0.42
Intrinsic value of conversion option per share		0.78
Debt discount-BCF		980,509	Debt Discount - BCF		519,491	(limit to: $1,250,000- 498,712-231,797)

Debt Discount - Note (attached stock)		498,712
Debt Discount - BCF		519,491
Debt Discount - attached warrants		231,797
		1,250,000

June Financing
Date	Proceeds		FMV of Stock	Shares Common Stock Issued	FV of Common Stock Issued	Fair Value of Notes	Number of Warrants	Fair Value of Warrants	Conversion Price of Note	Convertible into # of Shares
6/16/2006	6,000,000		1.45	4,800,000	6,960,000	6,000,000	12,000,000	10,821,900	1.00	6,000,000
	6,000,000		0.85	4,800,000	6,960,000	6,000,000	12,000,000	10,821,900		6,000,000

Relative Fair Values:
Notes		6,000,000	46%
Stock		6,960,000	54%
Warrants		-		(Registration Rights- full value recorded to liabilities)
		12,960,000	100%

Allocation of Proceeds:
Notes		2,777,778
Stock		3,222,222	Debt Discount - attached stock:		3,222,222
Warrants		-
		6,000,000

Allocated proceeds of notes		2,777,778
Number of shares to be received on conversion		6,000,000
Effective conversion price		0.46
Intrinsic value of conversion option per share		0.99
BCF		5,922,222	Debt Discount - BCF		2,777,778	(limit to: $6,000,000-3,222,222)

Debt Discount - Note (attached stock)		3,222,222
Debt Discount - BCF		2,777,778
		6,000,000